Exhibit 99.1

JD.com Announces Pricing of the Secondary Offering of Its ADSs

Beijing, China—December 3, 2014—JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD), China’s largest online direct sales company, today announced that the secondary offering of an aggregate of 26,003,171 American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, by certain selling shareholders was priced at US$23.80 per ADS.

The selling shareholders expect to receive gross proceeds of approximately US$619 million from the offering at closing. The Company did not sell any ADSs in the offering and will not receive any proceeds from the sale of the ADSs by the selling shareholders.

One existing shareholder of the Company, a company wholly owned by Tencent Holdings Limited (“Tencent”), purchased US$150 million of ADSs offered in this offering, and an affiliate of Tiger Global entities (“Tiger”), also existing shareholders of the Company, purchased US$47.6 million of ADSs offered in this offering. Both purchases were made at the offer price and on the same terms as the other ADSs being offered in the offering.

The Company’s top six shareholders, namely the Chairman, Tiger, Tencent and the selling shareholders, have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 90 days after the offering, subject to certain carve-outs and exceptions.

BofA Merrill Lynch and UBS Investment Bank acted as the joint bookrunners for the offering.

A registration statement on Form F-1 relating to the offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 2, 2014. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting BofA Merrill Lynch, 222 Broadway, New York, NY 10038 Attention: Prospectus Department or email dg.prospectus_requests@baml.com, or by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department or by calling +1 (888) 827-7275.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 118 warehouses with an aggregate gross floor area of approximately 2.3 million square meters in 39 cities, and 2,045 delivery stations and 1,045 pickup stations in 1,855 counties and districts across China, staffed by its own employees. The Company provided same-day delivery in 130 counties and districts under its 211 program and next-day delivery in another 815 counties and districts across China as of September 30, 2014.

For investor and media inquiries, please contact:

China

Ruiyu Li

Investor Relations

JD.com, Inc.

+86 (10) 5895-5597

IR@JD.com

Josh Gartner

Media

JD.com, Inc.

+86 (10) 5895-9315

Josh.Gartner@JD.com

U.S.

Cindy Zheng

Brunswick Group

+1 (212) 333-3810

JDIR@brunswickgroup.com